UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 4, 2021
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On November 4, 2021, the Credit Suisse Financial Report 3Q21 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the sections of the attached Financial Report entitled “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements, (b) the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (c) the section of the attached Financial Report entitled “II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Bank regulatory disclosures” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2020 (Credit Suisse 2020 20-F) filed with the SEC on March 18, 2021, the Group’s financial report for the first quarter of 2021 (Credit Suisse Financial Report 1Q21), filed with the SEC on Form 6-K on May 6, 2021, the Group’s financial report for the second quarter of 2021 (Credit Suisse Financial Report 2Q21), filed with the SEC on Form 6-K on July 29, 2021, and the Group’s financial report for the third quarter of 2021 (Credit Suisse Financial Report 3Q21), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG relating to its results as of and for the three and nine months ended September 30, 2021. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2020 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific and the Investment Bank. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	3Q21	3Q20	3Q21	3Q20	9M21	9M20	9M21	9M20
Statements of operations (CHF million)
Net revenues	5,504	5,228	5,437	5,198	18,386	17,243	18,114	17,168
Total operating expenses	4,694	4,344	4,573	4,301	13,188	12,917	12,825	12,655
Income/(loss) before taxes	955	790	1,008	803	970	3,372	1,064	3,555
Net income/(loss)	405	540	438	545	414	2,878	454	3,016
Net income/(loss) attributable to shareholders	395	542	434	546	507	2,876	435	3,022
Comparison of consolidated balance sheets
	Bank		Group
end of	3Q21	4Q20	3Q21	4Q20
Balance sheet statistics (CHF million)
Total assets	809,367	809,688	805,889	805,822
Total liabilities	759,067	762,629	761,086	762,881
Capitalization and indebtedness
	Bank		Group
end of	3Q21	4Q20	3Q21	4Q20
Capitalization and indebtedness (CHF million)
Due to banks	20,967	16,420	21,080	16,423
Customer deposits	401,700	392,039	400,518	390,921
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,454	23,944	23,357	23,851
Long-term debt	169,437	160,279	175,320	161,087
All other liabilities	143,509	169,947	140,811	170,599
Total liabilities	759,067	762,629	761,086	762,881
Total equity	50,300	47,059	44,803	42,941
Total capitalization and indebtedness	809,367	809,688	805,889	805,822

BIS capital metrics
	Bank		Group
end of	3Q21	4Q20	3Q21	4Q20
Capital and risk-weighted assets (CHF million)
CET1 capital	45,338	40,701	39,953	35,361
Tier 1 capital	60,696	55,659	56,254	51,202
Total eligible capital	61,194	56,620	56,752	52,163
Risk-weighted assets	277,267	275,676	278,139	275,084
Capital ratios (%)
CET1 ratio	16.4	14.8	14.4	12.9
Tier 1 ratio	21.9	20.2	20.2	18.6
Total capital ratio	22.1	20.5	20.4	19.0
Selected financial data – Bank
Condensed consolidated statements of operations
in	3Q21	3Q20	% change	9M21	9M20	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	2,378	2,445	(3)	7,365	8,839	(17)
Interest expense	(913)	(1,042)	(12)	(2,787)	(4,332)	(36)
Net interest income	1,465	1,403	4	4,578	4,507	2
Commissions and fees	3,246	2,849	14	10,172	8,665	17
Trading revenues	599	605	(1)	2,523	2,710	(7)
Other revenues	194	371	(48)	1,113	1,361	(18)
Net revenues	5,504	5,228	5	18,386	17,243	7
Provision for credit losses	(145)	94	–	4,228	954	343
Compensation and benefits	2,002	2,154	(7)	6,098	6,574	(7)
General and administrative expenses	2,387	1,824	31	6,051	5,319	14
Commission expenses	305	295	3	959	953	1
Restructuring expenses	–	71	–	80	71	–
Total other operating expenses	2,692	2,190	23	7,090	6,343	12
Total operating expenses	4,694	4,344	8	13,188	12,917	2
Income/(loss) before taxes	955	790	21	970	3,372	(71)
Income tax expense/(benefit)	550	250	120	556	494	13
Net income/(loss)	405	540	(25)	414	2,878	(86)
Net income/(loss) attributable to noncontrolling interests	10	(2)	–	(93)	2	–
Net income/(loss) attributable to shareholders	395	542	(27)	507	2,876	(82)

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	3Q21	4Q20	% change
Assets (CHF million)
Cash and due from banks	150,818	138,207	9
Interest-bearing deposits with banks	1,254	1,230	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	107,576	79,133	36
Securities received as collateral	36,649	50,773	(28)
Trading assets	125,014	157,511	(21)
Investment securities	872	605	44
Other investments	6,109	5,379	14
Net loans	305,047	300,341	2
Goodwill	3,924	3,755	5
Other intangible assets	234	237	(1)
Brokerage receivables	29,210	35,943	(19)
Other assets	42,660	36,574	17
Total assets	809,367	809,688	0
Liabilities and equity (CHF million)
Due to banks	20,967	16,420	28
Customer deposits	401,700	392,039	2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,454	23,944	(2)
Obligation to return securities received as collateral	36,649	50,773	(28)
Trading liabilities	33,238	45,871	(28)
Short-term borrowings	23,935	21,308	12
Long-term debt	169,437	160,279	6
Brokerage payables	21,391	21,655	(1)
Other liabilities	28,296	30,340	(7)
Total liabilities	759,067	762,629	0
Total shareholder's equity	49,549	46,264	7
Noncontrolling interests	751	795	(6)
Total equity	50,300	47,059	7

Total liabilities and equity	809,367	809,688	0
BIS statistics (Basel III)
end of	3Q21	4Q20	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	45,338	40,701	11
Tier 1 capital	60,696	55,659	9
Total eligible capital	61,194	56,620	8
Capital ratios (%)
CET1 ratio	16.4	14.8	–
Tier 1 ratio	21.9	20.2	–
Total capital ratio	22.1	20.5	–

Exhibits
No. Description
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
99.1 Credit Suisse Financial Report 3Q21

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: November 4, 2021
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
Thomas Gottstein                                       David R. Mathers
Chief Executive Officer                               Chief Financial Officer